UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 12, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL WINS AWARD FOR DEVELOPING ELGA COAL DEPOSIT

Moscow, Russia  –  October 12, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, announces that its subsidiary Mechel Mining
OAO won the Minex-2012 Mining Excellence Award’s Investor of the Year nomination for implementing the project on development of the Elga coal deposit.
The award committee’s independent experts evaluated the amount of work done over the past year and in an open poll and acknowledged Mechel’s contribution in developing Russia’s mining industry. Investment in the Elga Coal Complex development project totaled some 1.44 billion dollars by December 31, 2011, with approximately 1.42 billion dollars more due to be invested in 2012-2014.
This is the second time in a row that the company won the Minex Mining
Excellence Award.  In 2011, Mechel’s Elga project won the award “For Successful
Development of a Mining Industry Project” nomination.
“Over the year that passed since the last Minex forum, we made great progress in developing the Elga coal deposit. In December 2011, we finished laying tracks of the 321-kilometer Elga-Ulak railway, which links the complex with Baikal-Amur
Mainline. This year we built a washing plant of some 3-million-tonne annual capacity, in record time, and are constantly buying necessary equipment to develop the complex’s infrastructure and technical base. Elga Coal Complex’s further implementation and  reaching its project capacity will not only mean a dynamic future for Mechel’s mining division, but also make a major contribution into development of our country’s Far East,” Mechel Mining OAO’s Chief Executive
Officer Igor Zyuzin noted.
***
Mechel OAO
Pavel Taran
Tel: + 7 495 221-88-88
pavel.taran@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: October 12, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO